Exhibit 4.21

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”), dated as of September 5, 2012, is entered into by and among Dr. Henry Yu Lin, a citizen of the People’s Republic of China, Dr. Vincent Wenyong Shi, a citizen of the People’s Republic of China with ID, RPL Holdings Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“RPL”) and NQ Mobile Inc., a limited liability company incorporated under the laws of the Cayman Islands (“NQ”). The foregoing parties shall be hereinafter referred to collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, as of the date of this Agreement, RPL holds 50,352,941 Class B common shares of NQ, each par value $0.0001 (the “RPL Shares”) ;

WHEREAS, as of the date of this Agreement, (a) Dr. Henry Yu Lin holds 2,100,000 Class B common shares as well as certain options that entitle him to 750,000 Class B common shares of NQ upon the exercise of the options and (b) Dr. Vincent Wenyong Shi holds 1,000,000 Class B common shares as well as certain options that entitle him to 1,500,000 Class B common shares of NQ upon the exercise of the options (these shares an options together are referred to herein as the “Founders’ Holdings”); and

WHEREAS, the Parties have agreed to certain terms and conditions with respect to the RPL Shares and the Founders’ Holdings.

AGREEMENT

NOW, THEREFORE, in consideration of the premises set forth above, the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	Lock-up

All of the RPL Shares shall be subject to a lock-up for a period of twenty-four (24) months starting from the date of this Agreement (the “Lock-up Period”). During the Lock-up Period, RPL agrees not to directly or indirectly transfer, sell or pledge or otherwise dispose of or permit the transfer, sale, pledge, or other disposition of any part of the RPL Shares.

All of the Founders’ Holdings held by Dr. Henry Yu Lin and Dr. Vincent Wenyong Shi, including, for the options, their underlying shares, shall be subject to a lock-up for the Lock-up Period. During the Lock-up Period, each of Dr. Henry Yu Lin and Dr. Vincent Wenyong Shi agrees, severally and not jointly, not to directly or indirectly, transfer, sell or pledge or otherwise dispose of or permit the transfer, sale, pledge or other disposition of any part of the Founders’ Holdings (including, for the options, their underlying shares).

2.	Termination

This Agreement shall be terminated upon the earlier of the: (i) the expiration of the Lock-up Period and (ii) the mutual agreement of the Parties hereto.

3.	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of New York.

4.	Amendments

Except as otherwise permitted herein, this Agreement and its provisions may be amended, changed, waived, discharged or terminated only by a writing signed by each of the Parties.

5.	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

/s/ Henry Yu Lin
Henry Yu Lin

/s/ Vincent Wenyong Shi
Vincent Wenyong Shi

RPL HOLDINGS LIMITED

By:	/s/ Henry Yu Lin
	Name:	Henry Yu Lin
	Title:	Director

NQ MOBILE INC.

By:	/s/ Henry Yu Lin
	Name:	Henry Yu Lin
	Title:	Director